Exhibit 4.3

DYNACURE SAS

CONVERTIBLE BOND TERMS AND CONDITIONS

1.

DYNACURE SAS is a société par actions simplifiée, organized under the laws of France, having its registered office located Parc d’innovation, 650 Boulevard Gonthier d’ Andernach, 67400 Illkirch Graffenstaden, Strasbourg, France, registered with the Trade and Companies Register of Strasbourg under number 817 666 217 (“Dynacure”).

2.

On 19 October 2016, Dynacure entered into a research collaboration and license agreement (the “Collaboration Agreement”) with Ionis Pharmaceuticals, Inc., a company incorporated under the laws of Delaware, whose main office is located at 2855 Gazelle Court, Carlsbad, CA 92010 (“Ionis”).

3.

Certain payments to be made by Dynacure to Ionis under the Collaboration Agreement will be made by issuance of Dynacure Securities, provided that the equity held by Ionis in Dynacure shall be limited to 18.5% of the issued and outstanding share capital of Dynacure (on an as issued basis) (the “Equity Limit”). To the extent any portion of such payments under the Collaboration Agreement would have caused Ionis’ aggregate equity ownership in Dynacure to exceed the Equity Limit, Dynacure will issue to Ionis only the equity that will meet but not exceed such Equity Limit, and the remaining portion of such payment shall be made in bonds convertible into Dynacure Securities (the “Convertible Bonds”), which terms and conditions are set forth below (the “Terms and Conditions”).

4.	The general meeting of the shareholders of Dynacure held on 20 October 2016, has approved the issuance of the Convertible Bonds, in favour of Ionis (the “General Meeting”)•

1. DEFINITIONS –INTERPRETATION

1.1	Definitions

Defined terms used but not defined herein will have the meanings ascribed to such terms in the Collaboration Agreement.

“Affiliate”	means, in relation to a given entity, any entity Controlled by, Controlling or under common Control with such person.

“Business Day”	means a day that is not a Saturday, Sunday or day on which banking institutions in Paris are authorized to remain closed.

“Collaboration Agreement”	has the meaning set forth in Recitals.

“Control”	means, in relation to a given entity, the ownership of more than 50% of the share capital and voting rights of such entity; the terms “Controlled by” and “Controlling” shall be construed accordingly.

“Conversion Date”	has the meaning set forth in Section 4.4.

“Conversion Event”		means an Ordinary Financing, a Corporate Sale or an IPO.

“Conversion Notice”		has the meaning set forth in Section 4. l.

“Convertible Bonds”		means the 3,530 bonds convertible into Dynacure Securities issued pursuant to the General Meeting.

“Corporate Sale”		means either:

	a.	a sale of all or substantially all of the assets of Dynacure to a Third Party;

	b.	a sale of the shares of Dynacure to a Third Party resulting in a change of Control of Dynacure;

	c.	a merger or consolidation with a Third Party, in which Dynacure is not the surviving corporation and in which beneficial ownership of securities of Dynacure representing at least fifty percent (50%) of the combined voting power entitled to vote in the election of directors has changed; or

	d.	a reverse merger with a Third Party in which Dynacure is the surviving corporation but the beneficial ownership of securities of Dynacure representing at least fifty percent (50%) of the combined voting power entitled to vote in the election of directors has changed or the shares of common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise.

“Dynacure”		has the meaning set forth in Recitals.

“Dynacure Securities”		means Dynacure’s securities on the same terms and conditions issued to Dynacure’s institutional investors (including all the same rights, preferences and privileges including anti-dilution rights) in the most recent venture capital financing prior to the applicable payment under the Collaboration Agreement becoming due with net proceeds to Dynacure of at least $ 3,000,000 (U.S.). In the absence of such venture capital financing, Dynacure Securities shall be common shares. Dynacure Securities includes (A) common shares or any other security of Dynacure that carries the residual right to participate in the earnings of Dynacure and, on liquidation, dissolution or winding-up, in the assets of Dynacure, whether or not the security carries voting rights; (B) any warrants, options or rights entitling the holders thereof to purchase or acquire any such common shares or other securities; or (C) any securities issued by Dynacure which are convertible or exchangeable into such common shares or other securities.

“Equity Limit”		has the meaning set forth in Recitals.

“Event of Default”		has the meaning set forth in Section 6. I .b).

“General Meeting”		has the meaning set forth in Recitals.

“Ionis”	has the meaning set forth in Recitals.

“IPO”	means initial public offering on a securities exchange.

“Maturity Date”	has the meaning set forth in Section 6. I .a).

“Ordinary Financing”	means an issuance of equity securities by Dynacure to venture capital investors with aggregate proceeds of not less than $3,000,000 (U.S.). For the purposes of this definition, the aforementioned aggregate proceeds amounts will exclude any amount of the Convertible Bonds that is converted into securities of Dynacure pursuant to the terms hereof.

“POC Event”	means the first achievement of a primary endpoint during the clinical testing of a Product in patients.

“Shareholders’ Agreement”	means the agreement entered into by the shareholders of Dynacure, including Ionis, on 20 October 2016.

“Sublicense Revenue”	means license fees, up-front payments, milestone payments, royalty pre-payments, or license maintenance fees, and payments in consideration of equity or debt securities above the then fair market value but excluding: (a) payments made in consideration of equity or convertible debt securities of Dynacure or its Affiliates at fair market value, and (b) payments made to Dynacure or its Affiliates that are contractually committed in the applicable agreement (the “Sublicense Agreement”) to fund future development expenses by Dynacure or its Affiliates in relation with such Sublicense Agreement during the three years following the effective date of the Sublicense Agreement pursuant to a written development plan and budget that supports the use of such payments.

“Subscription Price	has the meaning set forth in Section 4.2.

“Terms and Conditions”	has the meaning set forth in Recitals.

“Third Party”	means any person other than the shareholders of Dynacure and their Affiliates.

2. CONVERTIBLE BONDS

The payment amount of 3,530,000 euros is divided into 3,530 Convertible Bonds at an issue price of 1,000 euros each issued in accordance with the provisions of articles L. 228-91 and following of the French Commercial Code.

3. CHARACTERISTICS OF THE CONVERTIBLE BONDS

3.1	Issuance Price

The price of the Convertible Bonds shall be 1,000 euros per Convertible Bond, payable as set forth in Recitals.

3.2	Form

The Convertible Bonds will be issued in registered form and will be evidenced by their registration in an account opened by Dynacure in its share transfer register in the name of the Ionis, pursuant to articles L.228-1 of the French Code of Commerce and article L.211-4 of the French Monetary and Financial Code.

3.3	Transfer

The rights and obligations of Dynacure and Ionis will be binding upon and benefit their respective successors and permitted assigns. Notwithstanding the foregoing, neither Ionis nor Dynacure may transfer or assign any rights or obligations hereunder without the prior written consent of the other party; provided, however, that Ionis may transfer or assign any rights or obligations hereunder to an Affiliate or in connection with a merger, reorganization, or sale of all or substantially all of the assets of Ionis or as otherwise permitted by the Shareholders’ Agreement and, provided further, that Dynacure may transfer or assign any rights or obligations hereunder to an Affiliate or in connection with a merger or reorganization or other transaction permitted by the Shareholders’ Agreement so long as the resulting entity has the same or better working capital and creditworthiness as Dynacure.

3.4	Interests

The Convertible Bonds will produce, as from the date of their subscription, an annual interest calculated on the outstanding principal amount at a rate of 5% per annum, compounded annually (on a 365-day basis).

Interests shall commence as from the date of issuance of the Convertible Bonds and shall continue on the outstanding balance until paid in full or converted.

In the event of early reimbursement of the Convertible Bond or conversion into shares, any accrued interest will become payable respectively upon reimbursement or conversion into shares, as the case may be, calculated pro rata temporis (on a 365-day basis) on the basis of the reimbursed or converted capital.

3.5	Duration

The Convertible Bond will expire on the Maturity Date, subject to the repayment conditions hereafter.

3.6.	Taxes

Any interest payment made by Dynacure to Ionis in connection with the Convertible Bonds will be subject to any applicable withholding taxes and other taxes to be borne by Ionis in accordance with applicable laws.

4. CONVERTIBILITY OF THE BONDS INTO SHARES

4.1	Exercise of conversion rights

Until the Maturity Date, Ionis will be entitled to convert its Convertible Bonds in full or in part (including any accrued interest) into Dynacure Securities by sending to Dynacure a conversion notice mentioning the amount under the Convertible Bonds that Ionis wishes to convert (the “Conversion Notice”), upon the occurrence of a Conversion Event.

4.2	Conversion parity

If Ionis exercises its right to convert any Convertible Bonds, Ionis will receive a number of Dynacure Securities equal to the principal and accrued interest amount of such Convertible Bonds selected by Ionis to be converted divided by the Subscription Price of such Dynacure Securities. For purposes of the foregoing, the Subscription Price of Dynacure Securities shall mean the price paid in the Ordinary Financing preceding the issuance of the Convertible Bonds, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Dynacure Securities. In such a conversion, Dynacure Securities will be issued first in respect of accrued interest and then in respect of principal up to the Equity Limit, unless otherwise elected by Ionis. Ionis and Dynacure will record any remaining amount of principal and accrued interest outstanding under the Convertible Bond after a conversion for record keeping purposes. No fractional shares will be issued upon any conversion. Instead of any fractional shares, Dynacure will pay Ionis a cash payment based on the Subscription Price. If any currency conversion is required in connection with the calculation of the Subcription Price hereunder where the Dynacure Securities have an issue price in a currency that is not U.S. dollars, such conversion will be made by using the noon spot exchange rate for the purchase of U.S. dollars as published on the internet by the Federal Reserve Bank of New York on the original issue date of the Dynacure Securities; provided, that, if as part of an Ordinary Financing investors therein and Dynacure have agreed in writing on a currency conversion rate related to the issuance of Dynacure Securities to such investors, then the same currency conversion rate will apply to the calculation of the Subscription Price.

4.3	Issuance of the new shares

The conversion date of the Convertible Bonds into Dynacure Securities will occur at the latest on the fifth Business Day following the date of receipt by Dynacure of the Conversion Notice (the “Conversion Date”). Dynacure will issue to Ionis (i) one or more certificates representing the number of new Dynacure Securities issued upon such conversion, or (ii) if said new Dynacure Securities are issued without certificates, a certified copy of the stock register of Dynacure; provided, that, the delivery of such certificate or certificates to Ionis will be conditioned upon the delivery by Ionis to Dynacure or its transfer agent of the executed original of the Convertible Bond or, in the event that the Convertible Bond has been lost, stolen, destroyed or mutilated, an Affidavit of Loss (with no obligation to post bond or other financial assurance) in form and substance reasonably satisfactory to Dynacure and its counsel.

5. PROTECTION OF THE BONDHOLDER

5.1	Transactions prohibited except with authorization of Ionis

As long as Convertible Bonds are outstanding, Ionis’ rights, as bondholder, will be ensured pursuant to article L.228-99 and following of the French Commercial Code and other applicable laws, as determined by Dynacure.

Ionis and its Affiliates holding the Convertible Bonds, if any, will exercise their rights pursuant to the French Commercial Code law and this Terms and Conditions through Ionis, as the representative of the body of the bondholders (masse des obligataires).

6. REIMBURSEMENT OF BONDS

6.1	Dates of reimbursement

a) Normal reimbursement

All unpaid principal and accrued interest on the Convertible Bonds will be due and payable in full to Ionis on the earlier of (such earlier date being the “Maturity Date”):

(i)	immediately prior to the occurrence of a Corporate Sale;

(ii)	the thirtieth (30th) day after the expiration or termination of the Collaboration Agreement;

(iii)	the date that is five (5) years from the date of issuance of the Convertible Bonds.

The Convertible Bonds will be paid in Dynacure Securities by applying the conversion mechanism in Section 4. Unless Ionis elects otherwise pursuant to Section 4, if any issuance of Dynacure Securities will cause Ionis’ aggregate equity ownership in Dynacure to exceed the Equity Limit, Dynacure will issue to Ionis only the number of Dynacure Securities that will meet (but not exceed) such Equity Limit, and will pay to Ionis the remainder of such payment in cash.

b) Early reimbursement

l . Mutual consent. Prior to the Maturity Date, Dynacure may prepay the Convertible Bonds in full or in part (including all accrued interest) in cash, provided that it has obtained the prior consent of Ionis, without penalty of any kind.

2. Default. In case of an Event of Default prior to the Maturity Date, Dynacure must prepay the Convertible Bonds (including all accrued interest) in cash at the option of Ionis . Dynacure shall inform Ionis of an Event of Default by sending Ionis a written notice within thirty (30) days of the date of such Event of Default.

For the purpose of this Section, an Event of Default shall be either of:

(i)	A failure by Dynacure to pay timely any of the principal amount and accrued interest due under the Convertible Bonds on the date the same becomes due and payable;

(ii)	A material breach by Dynacure of the Collaboration Agreement and the failure to cure such breach within a sixty-day (60) period from a written notice to do so provided by Ionis;

(iii)

Cessation of payment of Dynacure or opening against Dynacure of a safeguard procedure (sauvegarde judiciaire) a receivership procedure (redressement judiciaire), a judicial liquidation (liquidation judiciaire), or any other measure or procedure relating to the prevention and amicable settlement of corporate difficulties set forth in book VI of the French Commercial Code (in particular but not limited to the appointment of a conciliator, and ad hoc representative, a custodian, receiver, trustee or other similar official). In case of occurrence of an Event of Default, the Convertible Bonds will be senior secured with a lien against the assets of Dynacure.

3. License. If, under the Collaboration Agreement, Dynacure grants a Sublicense, Dynacure must prepay the Convertible Bonds in cash up to 25% of any Sublicense Revenue received from such Sublicense if such Sublicense is executed prior to the POC Event and up to 50% of any Sublicense Revenue received from such Sublicense if such Sublicense is executed after achievement of the POC Event. Such prepayment shall be made no more than 30 days after Dynacure has received this Sublicense Revenue. If Sublicense Revenue is received in a currency that is not U.S. dollars, then such amount will be converted into U.S. dollars using the noon spot exchange rate for the purchase of U.S. dollars as published on the internet by the Federal Reserve Bank of New York on the date such Sublicense Revenue was received by Dynacure or any of its Affiliates. Ionis will have the right, upon 30 days prior written notice, to audit Dynacure’s records as reasonably necessary to verify the accuracy of prepayment.

6.2	Conditions of Reimbursement

Convertible Bonds will be paid first in respect of accrued interest and then in respect of principal. When paid in cash, the Convertible Bonds will be paid at their issuance price as set forth in Section 3.1. When paid in Dynacure Securities, the Convertible Bonds will be paid in accordance with Section 4.2.

7. APPLICABLE LAW AND DISPUTES

This contract is subject to French law. All disputes which arise regarding the interpretation, enforcement or non-performance or of the results, or consequences, of the present convention will be submitted to the jurisdiction of the Paris Tribunal of Commerce.

If any provision of the Convertible Bond Terms and Conditions is held to be illegal, invalid or unenforceable by a court of competent jurisdiction, such adjudication will not affect or impair, in whole or in part, the validity, enforceability, or legality of any remaining portions of Convertible Bond Terms and Conditions. All remaining portions will remain in full force and effect as if the original Convertible Bond Terms and Conditions had been executed without the invalidated, unenforceable or illegal part. The Parties agree to use good faith, reasonable efforts to replace the illegal, invalid or unenforceable provision with a legal, valid and enforceable provision that achieves similar economic and non-economic effects as the severed provision.